April 15, 2010

Nudrat Salik
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Dear Ms. Salik:

Below, please find our responses to the comments outlined in Mr. Decker’s letter to the Company dated March 17, 2010. The responses follow the numbering system as shown in the above noted letter and include the original comment. The proposed revisions are underlined to assist in your review.

In addition to the responses below, Management also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

General

1.	Please amend your Form 10-K for the fiscal year ended June 30, 2009 to reflect your responses to comments 2, 3, 4, 6, 9 and 13 in our letter dated February 12, 2010.

Company Response:

We will amend our Form 10-K for the fiscal year ended June 30, 2009 to reflect our responses to comments 2, 4, 6, 9 and 13 in your letter dated February 12, 2010. We will also amend our Form 10-K for the fiscal year ended June 30, 2009 to reflect our responses set forth in this letter to comments 2 and 3 in your letter dated March 17, 2010. We propose to file the amendment to our Form 10-K for the fiscal year ended June 30, 2009 at such time as you advise us that you have no further comments.

Item 1. Description of Business, page 2

2.
We note your response to comment three on our letter dated February 12, 2010, and reissue this comment in its entirety. Please disclose all material terms of the $40 million contract entered into with the United States Government; file the contract as an exhibit to the amended Form 10-K as contemplated by Item 601(b)(10)(ii)(B); and disclose the information required by Item 101(h)(4)(vi) of Regulation S-K. In this regard, we note that your analysis does not take into account that the contract represented one-third of your revenues in fiscal year 2009. If you believe the contract contains competitively sensitive information, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No.1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s views regarding the proper preparation of a request for confidential treatment.

Company Response:

Below, please find the proposed revisions to the disclosure in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Prospects for the Future” of the June 30, 2009 10-K regarding the U.S. Government contract.  We also propose to add the risk factor set forth below in Item 1A. “Risk Factors” of the June 30, 2009 10-K to clarify that the U.S. Government contract is terminable at the will of the federal government agency.  We reurge our view that the Company is not substantially dependent on the U.S. Government contract for the reasons set forth in our previous response to the Commission dated March 5, 2010.  In addition, we do not believe that the U.S. Government contract is disclosable under applicable federal statutes related to homeland security.  Accordingly, we remain of the view that the Company is not required to file the contract as an exhibit to the Company’s 10-K.

Revised Disclosure - “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Prospects for the Future”. The material that is underlined below will revise the disclosure set forth on page 15 of our Form 10-K for the fiscal year ended June 30, 2009.

The Company is actively marketing its Sharps®MWMS™ to federal, state and local agencies as well as to large corporations.  On February 2, 2009, the Company announced a $40 million contract award (the “U.S. Government Contract”) award to provide its Sharps®MWMS™ to an agency of the United States Government. The total contract is valued at approximately $40 million and is expected to be executed over a five year period (one year plus four option years). The Company has received a purchase order for $28.5 million which represents products and services to be provided during the first contract year of which $3.0 million was billed in the quarter ended March 31, 2009 and $3 million in the quarter ended June 30, 2009. The following four option years represent payment for program maintenance (see description of Services below). The U.S. Government Contract is, as with all contracts or subcontracts involving the federal government, terminable, or subject to renegotiation, by the applicable governmental agency on 30 days notice, at the option of the governmental agency.

Proposed Risk Factor

An inability to maintain existing government contracts or win additional government contracts over an extended period could have a material adverse effect on our operations and adversely affect our future revenue.

A material amount of our revenues are generated through the contract with an agency of the U.S. government. Our revenues for the first year of the five year contract (one year plus four option years) are approximately $28.5 million ($6 million of which was recognized in fiscal year 2009, $11.1 million of which is expected to be recognized in the quarter ending September 30, 2009 and $11.5 million of which is expected to be recognized in the quarter ending December 31, 2009). The annual revenue attributable to this contract for years two through five is expected to be approximately $2.9 million. All contracts with, or subcontracts involving, the federal government are terminable, or subject to renegotiation, by the applicable governmental agency on 30 days notice, at the option of the governmental agency. If we fail to maintain or replace these relationships, or if a material contract is terminated or renegotiated in a manner that is materially adverse to us, our revenues and future operations could be materially adversely affected.

3.
We note your response to comment four in our letter dated February 12, 2010. Please disclose when you must comply with the new environment regulations and when you will need to cover the additional capital expenditures estimated at $1.0 million to $2.5 million.

Company Response:

We have supplemented the disclosure set forth in our response to comment four of your letter dated February 12, 2010 to clarify the timing of compliance with, and capital expenditures related to, the new environmental regulations.  Below, please find the proposed additional disclosure.

Sharps is subject to extensive federal, state, and/or local laws, rules and regulations. The Company is required to obtain permits, authorizations, approvals, certificates and other types of governmental permission from the EPA, the State of Texas and the local governments in Carthage, Texas with respect to our treatment facility. Such laws, rules and regulations have been established to promote occupational safety and health standards and certain standards have been established in connection with the handling, transportation and disposal of certain types of medical and solid wastes, including mailed sharps. Our estimated annual costs of complying with these laws, regulations and guidelines is currently less than $100,000 per year. In the event additional laws, rules or regulations are adopted which affect our business, additional expenditures may be required in order for Sharps to be in compliance with such changing laws, rules and regulations.

In November 2005 and September 2009, the EPA and the Texas Commission on Environmental Quality promulgated new regulations under the Clean Air Act and associated state statutes which will affect the operations of the incineration facility located in Carthage, Texas.  These regulations modify the emission limits and monitoring procedures required to operate an incineration facility.  The new rules will necessitate changes to the Company’s owned incinerator and pollution control equipment at the facility or require installation of an alternative treatment method to ensure compliance.  These regulations will also require the Company to obtain a Title V permit and conduct additional monitoring. The Company is required to comply with these new standards by the end of 2012.  Such changes will require the Company to incur significant capital expenditures in order to meet the requirements of the regulations.  The Company has studied these amended regulations and their options, and decided in the interim to move forward with the process of adding alternative technology, autoclaving, which meets the EPA Clean Air Act requirements, for medical waste disposal which became fully operational in February 2009 at its current facility in Carthage, Texas.  Autoclaving is a process that treats regulated waste with steam at high temperature and pressure to kill pathogens.  Combining the autoclaving with a shredding or grinder process allows the waste to be disposed in a landfill operation.  The Company believes autoclaving is environmentally cleaner and a less costly method of treating medical waste than incineration. Due to its continued growth, the Company anticipates that it will incur additional capital expenditures needed in order to meet the new air emission regulations. The additional capital expenditures are estimated to range from approximately $1.0 million to $2.5 million. The Company expects capital expenditures related to these new regulations to be made by the end of the first half of fiscal year 2013.  These expenditures may allow the Company to increase the facility’s permitted incineration capacity from eleven tons per day to forty tons per day.  The amount of medical waste which can be treated through the incinerator is capped at 10% of the permitted capacity.  As a result, the amount of medical waste we treat could potentially increase from 1.1 tons per day to 4 tons per day.

Please feel free to contact me at 713-660-3514 should you have questions or require additional information.

Sincerely,

/s/ DAVID P. TUSA
David P. Tusa
Executive Vice President and Chief Financial Officer